

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

<u>Via U.S. Mail</u>

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy A-1 Fund, LLC
14 Philips Parkway
Montvale, New Jersey 07645

    Re: **Ridgewood Energy A-1 Fund, LLC**
                    Registration Statement on Form 10-12G
                    Filed February 18, 2010
                    File No. 0-53895

Dear Mr. Swanson:

      We have completed our review of your Registration Statement on Form 10 and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director